PROXY RESULTS


   Stockholders of Seligman Quality Municipal
Fund voted on the following proposals at the Annual Meeting of Stockholders on May 15, 1997, in Boston, MA. The description of each proposal and number of shares voted are as follows:


ELECTION OF DIRECTORS:
                                  FOR         WITHHELD
                               ---------     ----------
   John R. Galvin              4,210,045       62,359
   William C. Morris           4,211,510       60,894
   James Q. Riordan            4,210,834       61,570
   Richard R. Schmaltz         4,211,510       60,894
   Robert L. Shafer            4,211,510       60,894
   Brian T. Zino               4,211,510       60,894

RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 1997:

          FOR            AGAINST           ABSTAIN
       ---------        ---------         ---------
       4,184,677         17,572            70,155


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